UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

GULF ISLAND FABRICATION, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

402307102

(CUSIP Number)

September 17, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 402307102

1.	Names of Reporting Persons. Technip USA, Inc.*
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power -0-
6. Shared Voting Power 789,067
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 789,067

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 789,067
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.6%
12.	Type of Reporting Person (See Instructions) CO

*	successor-in-interest to Gulf Deepwater Fabricators, Inc.

CUSIP No. 402307102

1.	Names of Reporting Persons. Gulf Deepwater Yards, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power -0-
6. Shared Voting Power 789,067
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 789,067

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 789,067
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.6%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 402307102

1.	Names of Reporting Persons. Technip USA Holdings, Inc.*
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power -0-
6. Shared Voting Power 789,067
7. Sole Dispositive Power -0-
8. Shared Dispositive Power 789,067

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 789,067
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.6%
12.	Type of Reporting Person (See Instructions) CO

*	f/k/a Technip-Coflexip USA Holdings, Inc.

Item 1.
	(a)	Name of Issuer

Gulf Island Fabrication, Inc.

	(b)	Address of Issuer’s Principal Executive Offices

583 Thompson Road Houma, Louisiana 70363

Item 2.

	(a)	Name of Persons Filing

Technip USA, Inc.* Gulf Deepwater Yards, Inc. Technip USA Holdings, Inc.**

	(b)	Address of Principal Business Office or, if none, Residence

11700 Old Katy Road, Suite 150 Houston, TX 77079

	(c)	Citizenship

Technip USA, Inc. is a Delaware corporation Gulf Deepwater Yards, Inc. is a Delaware corporation Technip USA Holdings, Inc. is a Delaware corporation

	(d)	Title of Class of Securities

Common Stock, no par value

	(e)	CUSIP Number

402307102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act.

	(b)	☐ Bank as defined in section 3(a)(6) of the Act.

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940.

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

*	successor-in-interest to Gulf Deepwater Fabricators, Inc.
**	f/k/a Technip-Coflexip USA Holdings, Inc.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

Technip USA, Inc. - 789,067
Gulf Deepwater Yards, Inc. - 789,067
Technip USA Holdings, Inc. - 789,067

(b) Percent of class:

Technip USA, Inc. - 5.6%
Gulf Deepwater Yards, Inc. - 5.6%
Technip USA Holdings, Inc. - 5.6%

The calculation of the percentage ownership of the Issuer’s common stock is based on 14,172,113 shares outstanding on September 6, 2007 as disclosed in the Issuer’s Prospectus Supplement filed pursuant to Rule 424(b)(3) on September 13, 2007.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

Technip USA, Inc. - -0-
Gulf Deepwater Yards, Inc. - -0-
Technip USA Holdings, Inc. - -0-

(ii) Shared power to vote or to direct the vote:

Technip USA, Inc. - 789,067
Gulf Deepwater Yards, Inc. - 789,067
Technip USA Holdings, Inc. - 789,067

(iii) Sole power to dispose or to direct the disposition of:

Technip USA, Inc. - -0-
Gulf Deepwater Yards, Inc. - -0-
Technip USA Holdings, Inc. - -0-

(iv) Shared power to dispose or to direct the disposition of:

Technip USA, Inc. - 789,067
Gulf Deepwater Yards, Inc. - 789,067
Technip USA Holdings, Inc. - 789,067

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

See attached Exhibit 99.1.

Item 8.	Identification and Classification of Members of the Group

See attached Exhibits 99.1 and 99.2.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

(a) Not Applicable.

(b)    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Technip USA, Inc.

By:	/s/ MALACHY W. FINNEN
Name:	Malachy Finnen
Title:	Vice President and Secretary

Date:	October 4, 2007

Gulf Deepwater Yards, Inc.

By:	/s/ MALACHY W. FINNEN
Name:	Malachy Finnen
Title:	Secretary

Date:	October 4, 2007

Technip USA Holdings, Inc.

By:	/s/ MALACHY W. FINNEN
Name:	Malachy Finnen
Title:	Secretary

Date:	October 4, 2007

Exhibit 99.1

Pursuant to the instructions in Item 7 of Schedule 13G, Aransas Partners, a partnership between Technip USA, Inc., a Delaware corporation (successor-in-interest to Gulf Deepwater Fabricators, Inc.), and Gulf Deepwater Yards, Inc., a Delaware corporation, is the direct beneficial owner of 789,067 shares or 5.6% of the outstanding common stock of Gulf Island Fabrication, Inc. Technip USA, Inc. and Gulf Deepwater Yards, Inc., the sole partners of Aransas Partners, are wholly-owned subsidiaries of Technip USA Holdings, Inc. (f/k/a Technip-Coflexip USA Holdings, Inc.)

Exhibit 99.2

AGREEMENT FOR JOINT FILING PURSUANT TO RULE

13d-1(k)(1) UNDER THE SECURITIES EXCHANGE ACT OF 1934

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned, by their respective signatures affixed hereto, do hereby agree in writing that this Schedule 13G/A be and is filed on behalf of each of them. The undersigned further recognize that each of them is responsible for the timely filing of this Schedule 13G/A and any amendments hereto, and for the completeness and accuracy of any information concerning them contained herein.

Technip USA, Inc.

By:	/s/ MALACHY W. FINNEN
Name:	Malachy Finnen
Title:	Vice President and Secretary

Date:	October 4, 2007

Gulf Deepwater Yards, Inc.

By:	/s/ MALACHY W. FINNEN
Name:	Malachy Finnen
Title:	Secretary

Date:	October 4, 2007

Technip USA Holdings, Inc.

By:	/s/ MALACHY W. FINNEN
Name:	Malachy Finnen
Title:	Secretary

Date:	October 4, 2007